Rec'd 3/31/06

06006503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66438

MAR 31

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 2, 2004 (MM/DD/YY) AND ENDING November 14, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Advanced Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Campau Avenue, NW
(No. and Street)

Grand Rapids	MI	49503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Tubbergen (800) 553-7526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road, SE, Suite 2A	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

FINANCIAL STATEMENTS

CONTENTS

NOVEMBER 14, 2005

USA ADVANCED PLANNERS, INC.
(FORMERLY ADVOCATE, MD SECURITIES, INC.)
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

PERIOD FROM JANUARY 2, 2004 (INCEPTION) TO NOVEMBER 14, 2005

OATH OR AFFIRMATION

I, Dennis Tubbergen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Advanced Planners, Inc., as of November 14, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn before me, this 30th day of March, 2006, a Notary Public in and for Kent County, Michigan.

(Signature)
NOTARY PUBLIC
My Commission expires December 1, 2006.

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Robert E. Milanowski
David M. Sunden CPA
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Bobbi L. Bieschke MBA
Christopher L. Mast MBA
Teri S. Stora MBA
Jenna L. Slate MSA

INDEPENDENT AUDITOR'S REPORT

March 23, 2006

Board of Directors
USA Advanced Planners, Inc.
55 Campau Avenue NW
Grand Rapids, MI 49503

We have audited the accompanying statement of financial condition of USA Advanced Planners, Inc. (formerly Advocate, MD Securities, Inc.) (A Development Stage Company) as of November 14, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from January 2, 2004 (inception) to November 14, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Advanced Planners, Inc. (formerly Advocate, MD Securities, Inc.) (A Development Stage Company) as of November 14, 2005 and the results of its operations and cash flows for the period then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 and Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in the note entitled "SUBSEQUENT EVENT", all of the issued and outstanding common stock of the Company was sold by its parent company on November 15, 2005.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 14, 2005

ASSETS

Cash	$	9,052
CRD account		133
Prepaid expense		750
TOTAL ASSETS	$	9,935

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	750
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value; shares authorized, issued and outstanding 10		10
Additional paid-in capital		48,793
Deficit accumulated during the development stage		(39,618)
Total Stockholder's Equity		9,185
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,935

See Independent Auditor's Report
See notes to financial statements

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

STATEMENT OF INCOME (LOSS)

FOR PERIOD JANUARY 2, 2004 (INCEPTION) TO NOVEMBER 14, 2005

EXPENSES:		
Consulting fees	$	11,537
Professional fees		11,473
Administrative fee - related party		9,000
Regulatory fees		6,792
Insurance		760
Office supplies		57
		39,618
NET INCOME (LOSS)	$	(39,618)

See Independent Auditor's Report
See notes to financial statements

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-in Capital	Deficit accumulated during the development stage	Total Stockholder's Equity
	Shares	Amount			
Balance at January 2, 2004 (Inception)	-	$ -	$ -	$ -	$ -
Common stock issuance	10	10	24,990	-	25,000
Additional paid-in capital	-	-	59,500	-	59,500
Return of capital	-	-	(35,697)	-	(35,697)
Net loss for the period January 2, 2004 (Inception) to November 14, 2005	-	-	-	(39,618)	(39,618)
Balance at November 14, 2005	10	$ 10	$ 48,793	$ (39,618)	$ 9,185

See Independent Auditor's Report
See notes to financial statements

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

STATEMENT OF CASH FLOWS

FOR PERIOD JANUARY 2, 2004 (INCEPTION) TO NOVEMBER 14, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(39,618)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses		(750)
CRD daily account		(133)
Increase (decrease) in:		
Accounts payable		750
NET CASH USED BY OPERATING ACTIVITIES		(39,751)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from initial capitalization		25,000
Proceeds from additional paid-in capital		59,500
Return of capital		(35,697)
NET CASH PROVIDED BY INVESTING ACTIVITIES		48,803
INCREASE IN CASH		9,052
CASH, Beginning of Period (January 2, 2004 - Inception)		-
CASH, End of Period (November 14, 2005)	$	9,052

See Independent Auditor's Report
See notes to financial statements

ORGANIZATION AND NATURE OF BUSINESS

USA Advanced Planners, Inc. (Company) formerly Advocate, MD Securities, Inc. (A Development Stage Company) was incorporated on January 2, 2004 (Inception) under the name Advocate, MD Securities, Inc. for the purposes of operating as an introducing broker dealer. The Company is a wholly-owned subsidiary of Advocate, MD Financial Group, Inc. (Parent). The Company officially changed its name to USA Advanced Planners, Inc. on November 21, 2005. As of November 14, 2005, the Company had not yet begun their planned principal operations as all efforts have been focused towards obtaining required licensing and raising capital, hence, the Company is classified as a development stage company. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware Corporation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company plans to engage in a single line of business as a securities broker-dealer, which will comprise of several classes of services, including agency transactions with occasional principal transactions.

CASH AND CASH EQUIVALENTS

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at November 14, 2005.

INCOME TAXES

Income taxes are provided on the liability method whereby deferred tax assets or liabilities are recognized for deductible temporary differences, operating losses and tax credit carry forwards and deferred tax liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. As of November 14, 2005 the Company has recorded no revenue.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). These reports are issued quarterly. At November 14, 2005, the Company had net capital of $8,302 which was $3,302 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.09 to 1.

DEVELOPMENT STAGE COMPANY

The Company is in the development stage. This stage is characterized by significant expenditures to obtain the necessary licensing required to operate as an introducing broker dealer. Once the Company has obtained the necessary licensing, planned principal operations will commence.

INCOME TAXES

The amount shown for income tax expense on the statement of income (loss) is different than amounts computed by applying the statutory federal income tax rate to loss before income taxes. The difference is substantially due to the valuation allowances recorded against deferred tax assets as summarized below.

The approximate net operating loss carryforward of $39,618, which has not been limited, expires in 2020.

INCOME TAXES (CONTINUED)

Net deferred income tax amounts consist of the following components:

Long-term deferred income tax assets (liabilities):

		November 14, 2005
Net operating loss	$	13,470
Less valuation allowance		(13,470)
	$	-

Realization of the gross deferred income tax assets is primarily dependent upon generating sufficient taxable income prior to expiration of the loss carryforwards. In assessing the realizability of deferred income tax assets, management follows the guidance contained within Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," which requires that deferred income tax assets be reduced by a valuation allowance if, based on the weight of available evidence, it is "more likely than not" that some portion or all of the deferred income tax assets will not be realized. Management has concluded that, following the guidance of SFAS 109, it is appropriate to record a valuation allowance equal to the net deferred income tax assets at November 14, 2005.

RELATED PARTY TRANSACTIONS

The Company plans to focus their marketing techniques and build their customer base on referrals from stockholder's affiliated companies. Additionally, the Company reimburses a related company for various expenses paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $0. The Company paid $9,000 in administrative fees to the original shareholder, Advocate MD Financial Group, Inc.

SUBSEQUENT EVENT

On November 15, 2005, the Parent sold all of the issued and outstanding common stock of the company for $134,052 in cash.

USA ADVANCED PLANNERS, INC.
(Formerly Advocate, MD Securities, Inc.)
(A Development Stage Company)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF NOVEMBER 14, 2005

NET CAPITAL:		
Total stockholder's equity		$ 9,185
Total capital		9,185
Deductions and/or charges:		
Nonallowable assets:		
CRD Account	133	
Prepaid expenses	750	
Total nonallowable assets:		883
TOTAL NET CAPITAL		$ 8,302
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 750
TOTAL AGGREGATE INDEBTEDNESS		$ 750
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Required net capital required		$ 5,000
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 3,302
Excess net capital at 1,000 percent		$ 8,227
Ratio: Aggregate indebtedness to net capital		0.09 to 1

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Robert E. Milanowski
David M. Sunden CPA
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Bobbi L. Bieschke MBA
Christopher L. Mast MBA
Teri S. Stora MBA
Jenna L. Slate MSA

SCHEDULE II
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
EXEMPT FROM SEC RULE 15c3-3

March 23, 2006

Board of Directors
USA Advanced Planners, Inc.
55 Campau Avenue NW
Grand Rapids, MI 49503

In planning and performing our audit of the financial statements of USA Advanced Planners, Inc. (Company) (formerly Advocate, MD Securities, Inc.) (A Development Stage Company), as of November 14, 2005 and for the period from January 2, 2004 (inception) to November 14, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all full paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 14, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.